1095 Avenue of the Americas	Anthony T. Skiadas
New York, New York 10036	Senior Vice President and Controller
tony.skiadas@verizon.com
Tel: (908) 559-5741

March 6, 2023

Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
Attention:	Kathryn Jacobson
Robert Littlepage

Re:     Verizon Communications Inc.

Form 10-K for the Year Ended December 31, 2022
Filed February 10, 2023
Form 8-K filed January 24, 2023 File No. 001-08606

Dear Ms. Jacobson and Mr. Littlepage:

We have received your comment letter dated February 27, 2023, and the following represents our response to your comment. For your ease of reference, we have included your comment below followed by our response.

Form 8-K filed January 24, 2023
Exhibit 99.1
Non-GAAP Reconciliations - Consolidated Verizon
Net Unsecured Debt and Net Unsecured Debt to Consolidated Adjusted EBITDA Ratio, page 16

1.     We note your disclosure of the non-GAAP measure, Net Unsecured Debt to Consolidated Adjusted EBITDA Ratio. In future filings, please show the ratio as calculated using the most directly comparable GAAP financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and further guidance under footnote 27 to Exchange Act Release No. 47226.

Verizon Communications Inc. acknowledges the Staff’s comment and confirms that in future filings that disclose Net Unsecured Debt to Consolidated Adjusted EBITDA Ratio it will also include the ratio as calculated using the most directly comparable GAAP financial measures.

Verizon Communications Inc.	File No. 001-08606
March 6, 2023	Page 2 of 2
* * * * *
If the Staff has any questions regarding this response, you may contact me at (908) 559-5741.

Sincerely,

/s/ Anthony T. Skiadas .
Anthony T. Skiadas
Senior Vice President and Controller

cc: Mr. Matthew D. Ellis
    Mr. William L. Horton, Jr.
    Ms. Mary-Lee Stillwell